Exhibit  21


Subsidiaries of the Company

The following is a list of the Company's subsidiaries as of May 31, 1998:

	Unique Power Products, Inc.
	Unique Building Partners Limited Liability Co.
	UQM Leasing, Inc.
	Aerocom Industries, Inc.
	Franklin Manufacturing Company